

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

<u>Mail Stop 4561</u>

May 22, 2007

John Voris, Chief Executive Officer
HAPC, Inc.
350 Madison Avenue, 20th Floor
New York, NY 10017

      Re: **HAPC, Inc.
Amendment No. 2 to Proxy Statement on
Schedule 14A
Filed April 20, 2007
File No. 000-51902**

Dear Mr. Voris,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to comment two of our letter dated March 21, 2007 and the disclosure on pages four and eight that you could seek to raise additional funds through issuances of securities and borrowed funds. In the event you issue additional equity securities, clarify if the rights of those security holders will be similar to your current public stockholders. Also, if you issue debt, clarify if the trust account would be a security for any debt instruments. Please revise to clarify, where appropriate, that if you borrow the funds and do not obtain waivers, the chances that the funds to the trust could be affected would be increased.

<u>Interest of HAPC Directors and Officers in the Acquisition, page 11</u>

2. We note your response to comment five of our letter dated March 21, 2007 and the disclosure on page 12 that Sean McDevitt has purchased $750,000 in the aggregate. Please revise to clarify when he or Mr. LaVecchia will purchase the remaining $250,000.

<u>Background of the Acquisition, page 29</u>

3. We reissue comment six of our letter dated March 21, 2007. Please clarify the results of the discussions with FTN regarding its role in acting as an advisor in negotiating the acquisition. We also note that you have not entered into a formal agreement with FTN regarding its advisory services. Clarify why this has not occurred even though the services appear to have already been provided by FTN. As previously requested in comment 12 of our letter dated March 21, 2007, clarify whether you had an understanding or verbal agreement with FTN regarding retaining the services of FTN. If you have an understanding or verbal agreement with FTN regarding a future agreement, provide clear disclosure of the terms. We may have further comment.

4. We note your response to comment 15 of our letter dated March 21, 2007. It appears that because the disclosure on pages 28 and 38 of your IPO prospectus is inconsistent, you are able to rely upon that inconsistency and pay FTN advisory fees. Please revise your disclosure on page 30 to also highlight the disclosure on page 38 of your IPO prospectus. Explain your interpretation of the sentence that "no fees or compensation for investment banking or other advisory services will be payable . . . under these agreements," means you were able to enter into subsequent agreements with payment terms not consistent with the prior agreements, if true. Clarify if the noted interpretation applies to any other agreements. Provide clear disclosure that an investor reading the prospectus may have a different interpretation of the noted language and that the payment of advisory fees to FTN may be determined by reasonable investors to be inconsistent with the representations made in the prospectus. Add clear disclosure throughout the proxy statement and add a risk factor addressing any potential risks to the company as a result. We may have further comment.

5. Specifically name the business contact of Erin Enright and the financial advisor for I-Flow. Clarify when this business contact was first made aware of HAPC. Specify when this initial contact between the business contact and I-Flow's financial advisor occurred. Clarify when I-Flow's financial advisor first contacted Erin Enright. Provide a more detailed timeline of the contacts between the parties. We may have further comment.

Fair Market Value of the Assets of InfuSystem, page 35

6. We note that the board "does not believe that I-Flow received bids in amounts of less than $76,000,000 to purchase InfuSystem." Clarify if that is based only on the fact that you had to increase your bid. If not, please provide the additional basis for the noted statement.

7. We note the disclosure that prior to submitting the bid, the board had determined that the fair market value of the target's assets "was substantially in excess of 80%" of the value of your net assets. Please revise to clarify if the board engaged in a financial analysis that is generally accepted by the financial community in reaching the noted determination. Discuss how this determination was made, especially in light of the supplemental response that the company did not determine a precise value.

8. In connection with the preceding comment, we note that the board considered the value of the assets instead of net assets. Please revise to clarify why the board's consideration prior to submitting the bid did not take into account the liabilities of the target.

Fairness Opinion, page 35

9. Because this paragraph discusses the fairness opinion, it is not clear why you have included disclosure about management's belief that other bidders believed the value of the target was over $76 million. It appears that whether or not the target is worth 80% of your net assets is a separate issue from whether or not the transaction is fair to your stockholders from a financial point of view. Please revise to clarify.

Acquisition Financing, page 35

10. We note the additional disclosure in response to comment 16 of our letter dated March 21, 2007. We also note that several of the most significant covenants have not yet been determined. It appears there is a risk that the thresholds in the covenants could be set at levels that will negatively impact the company going forward. For instance, will the "maximum total leverage ratio" be set at a level that is close to your leverage ratio immediately after the merger? Will the "maximum capital expenditures" be set at a level that is close to the target's current capital expenditures? Please revise to clarify.

The Stock Purchase Agreement, page 39

11. We note your response to comment 18 of our letter dated March 21, 2007 that you do not be believe that you "will be able to pay the remaining principal and interest due at maturity." We note that you further believe that based on the target's

financial history and projections, you anticipate that you will be able to refinance. Please revise to clarify if refinancing the notes is only contingent on your financial condition. If not, please clarify the level of discretion involved from the party that would approve the refinancing. Also, clarify the source of the projections you reference towards the end of the first paragraph on page 40.

Legal Proceedings, page 70

12. Disclose the relief being sought in the Moore v. Deline case as required by Item 103 of Regulation S-K.

13. We note the additional disclosure on page 70 about the Estate of Hamilton potential proceeding. Please revise to clarify if you provided the pump that is the subject of that suit.

Source and Availability of Raw Materials, page 71

14. Provide clear disclosure that these suppliers are material suppliers. Revise the subheading and add a risk factor discussing your dependence on these material suppliers and the lack of agreements with these suppliers. Clarify the percent of your pumps that are supplied by each manufacturer.

Compensation of Executive Officers, page 83

15. Please revise to provide compensation disclosure for the officers and directors of the target in a format consistent with Item 402 of Regulation S-K, as if the target were completing its initial public offering. The Compensation Discussion and Analysis should provide a detailed discussion of any changes to the compensation policies and arrangements as a result of the proposed acquisition.

Dissolution and Liquidation, page 93

16. We note your response to comment 35 of our letter dated March 21, 2007. It continues to remain unclear how you would be able to fund the $50,000 to $75,000 for dissolution and liquidation if you arrived at that point. Please clarify why the money received from the warrant sales to Sean McDevitt would not be applied to currently outstanding liabilities. Clearly state the current cash balance of HAPC, outside of the trust, as of the most recent practicable date.

17. We note your response to comment 37 of our letter dated March 26, 2007. Please clarify for us if HAPC currently owes its independent auditors for prior services rendered. If so, explain to us each amount owed, both in magnitude and specifically for what services were provided. In addition, tell us if HAPC has paid its auditors for fiscal year 2006 audit fees.

Security Ownership of Certain Beneficial Owners and Management, page 117

18. We note your response to comment 40 of our letter dated March 21, 2007 that you should not include the shares underlying the warrants in this section because "it is not determinable whether" they are exercisable within 60 days. Please revise to add a column to the table clearly reflecting the ownership after the transaction, which would include the warrants, since at that point they are clearly exercisable within 60 days.

Price Range of Securities and Dividends, page 121

19. Please revise the table to provide full quarterly information for each period. The quarters in the table do not appear to be consistent with the financial statements. See Item 201(a)(1)(iii) of Regulation S-K.

20. Revise the disclosure preceding the table to clearly state that "such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions." See Item 201(a)(1)(iii) of Regulation S-K.

Annex C

21. We note your response to comment 45 of our letter dated March 21, 2007. If the fairness opinion is for the exclusive benefit of the board, it is not clear how you could include it in the proxy for shareholders to review and rely upon. Please advise. Clearly state whether BNY Capital has consented to the inclusion of the fairness opinion as an annex to the proxy statement. We again note that since the fairness opinion is included with the proxy statement, shareholders should be able to rely upon the opinion. We may have further comment.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to David Walz at (202) 551-3398. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Martina Broshahan
        Fax No. 212-309-6001